# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DPC Holdings PLC, CIK 0002107018
CUSIP: G2R11M108
Title of class of securities: Ordinary Shares, nil par value per share
Address of issuer's principal executive offices: 2nd Floor, Donington Court,, Pegasus Business Park, Herald Way, Derby, United Kingdom (X0), DE742UZ
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002141092

## Reporting persons
- JFL GP Investors VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,235,129; sole dispositive power 0; shared dispositive power 20,235,129; aggregate amount beneficially owned 20,235,129 (13.5% of the class)
  Comment: Rows 6, 8, 9 and 11: Includes ordinary shares of the Issuer directly held by JFL Fund VI Alloy Holdings, LLC.
  
  Row 11: Based on 149,393,016 Outstanding Shares.
- JFL Equity Investors VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,235,129; sole dispositive power 0; shared dispositive power 20,235,129; aggregate amount beneficially owned 20,235,129 (13.5% of the class)
  Comment: Rows 6, 8, 9 and 11: Includes ordinary shares of the Issuer directly held by JFL Fund VI Alloy Holdings, LLC.
  
  Row 11: Based on 149,393,016 Outstanding Shares.
- JFL Parallel Fund VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,235,129; sole dispositive power 0; shared dispositive power 20,235,129; aggregate amount beneficially owned 20,235,129 (13.5% of the class)
  Comment: Rows 6, 8, 9 and 11: Includes ordinary shares of the Issuer directly held by JFL Fund VI Alloy Holdings, LLC.
  
  Row 11: Based on 149,393,016 Outstanding Shares.
- JFL Executive Investors VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,235,129; sole dispositive power 0; shared dispositive power 20,235,129; aggregate amount beneficially owned 20,235,129 (13.5% of the class)
  Comment: Rows 6, 8, 9 and 11: Includes ordinary shares of the Issuer directly held by JFL Fund VI Alloy Holdings, LLC.
  
  Row 11: Based on 149,393,016 Outstanding Shares.
- JFL Fund VI Alloy Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 20,235,129; sole dispositive power 0; shared dispositive power 20,235,129; aggregate amount beneficially owned 20,235,129 (13.5% of the class)
  Comment: Row 11: Based on 149,393,016 Outstanding Shares.
- JFL Credit GP Investors I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,535,267; sole dispositive power 0; shared dispositive power 2,535,267; aggregate amount beneficially owned 2,535,267 (1.7% of the class)
  Comment: Rows 6, 8, 9 and 11: Includes ordinary shares of the Issuer directly held by TPCI LLC.
  
  Row 11: Based on 149,393,016 Outstanding Shares.
- JFL Credit Opportunities Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,535,267; sole dispositive power 0; shared dispositive power 2,535,267; aggregate amount beneficially owned 2,535,267 (1.7% of the class)
  Comment: Rows 6, 8, 9 and 11: Includes ordinary shares of the Issuer directly held by TPCI LLC.
  
  Row 11: Based on 149,393,016 Outstanding Shares.
- JFL Credit Opportunities Fund GP Rollover, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,535,267; sole dispositive power 0; shared dispositive power 2,535,267; aggregate amount beneficially owned 2,535,267 (1.7% of the class)
  Comment: Rows 6, 8, 9 and 11: Includes ordinary shares of the Issuer directly held by TPCI LLC.
  
  Row 11: Based on 149,393,016 Outstanding Shares.
- JFL Fund VI Credit Opps Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,535,267; sole dispositive power 0; shared dispositive power 2,535,267; aggregate amount beneficially owned 2,535,267 (1.7% of the class)
  Comment: Rows 6, 8, 9 and 11: Includes ordinary shares of the Issuer directly held by TPCI LLC.
  
  Row 11: Based on 149,393,016 Outstanding Shares.
- JFL Fund VI Credit Opps Cayman Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,535,267; sole dispositive power 0; shared dispositive power 2,535,267; aggregate amount beneficially owned 2,535,267 (1.7% of the class)
  Comment: Rows 6, 8, 9 and 11: Includes ordinary shares of the Issuer directly held by TPCI LLC.
  
  Row 11: Based on 149,393,016 Outstanding Shares.
- Tamarac Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,535,267; sole dispositive power 0; shared dispositive power 2,535,267; aggregate amount beneficially owned 2,535,267 (1.7% of the class)
  Comment: Rows 6, 8, 9 and 11: Includes ordinary shares of the Issuer directly held by TPCI LLC.
  
  Row 11: Based on 149,393,016 Outstanding Shares.
- TPCI LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,535,267; sole dispositive power 0; shared dispositive power 2,535,267; aggregate amount beneficially owned 2,535,267 (1.7% of the class)
  Comment: Row 11: Based on 149,393,016 Outstanding Shares.
- JFL Credit GP Investors II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 454,546; sole dispositive power 0; shared dispositive power 454,546; aggregate amount beneficially owned 454,546 (0.3% of the class)
  Comment: Rows 6, 8, 9 and 11: Includes ordinary shares of the Issuer directly held by JFL Fund VI Alloy Holdings, LLC.
  
  Row 11: Based on 149,393,016 Outstanding Shares.
- JFL Credit Opportunities Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 454,546; sole dispositive power 0; shared dispositive power 454,546; aggregate amount beneficially owned 454,546 (0.3% of the class)
  Comment: Row 11: Based on 149,393,016 Outstanding Shares.

## Item 1. Issuer
Name of issuer: DPC Holdings PLC
Address of issuer's principal executive offices: 2nd Floor, Donington Court, Pegasus Business Park, Herald Way Derby, United Kingdom DE742UZ

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by each of the following Reporting Persons (collectively, the "Reporting Persons"):

1. JFL GP Investors VI, LLC ("Investors GP VI");
2. JFL Equity Investors VI, L.P. ("JFL Fund VI");
3. JFL Parallel Fund VI, L.P. ("JFL Parallel VI");
4. JFL Executive Investors VI, L.P. ("JFL Executive VI");
5. JFL Fund VI Alloy Holdings, LLC ("Alloy Holdings");
6. JFL Credit GP Investors I, LLC ("Credit GP I");
7. JFL Credit Opportunities Fund I, L.P. ("Credit Opps I LP")
8. JFL Credit Opportunities Fund GP Rollover, L.P. ("Credit Opps GP Rollover");
9. JFL Fund VI Credit Opps Holdings, LLC ("Fund VI Credit Opps I");
10. JFL Fund VI Credit Opps Cayman Holdings, LLC ("JFL Fund VI Cayman");
11. Tamarac Holdings, LLC ("Tamarac");
12. TPCI LLC ("TPCI");
13. JFL Credit GP Investors II, LLC ("Credit GP II"); and
14. JFL Credit Opportunities Fund II, L.P. ("Credit Opps II LP").

Alloy Holdings may be deemed to be controlled by JFL Fund VI, JFL Parallel VI, and JFL Executive VI and their general partner, Investors GP VI. The managing members of Investors GP VI are Messrs. Stephen L. Brooks, C. Alexander Harman, Louis N. Mintz, and Glenn M. Shor. TPCI may be deemed to be controlled by Tamarac, which may be deemed to be controlled by JFL Fund VI Cayman, which may deemed to be controlled by Fund VI Credit Opps I, which may be deemed to be controlled by Credit Opps I LP, Credit Opps GP Rollover and their general partner Credit GP I. Credit Opps II LP may be deemed to be controlled by its general partner, Credit GP II. The managing members of Credit GP I and Credit GP II are Messrs. C. Alexander Harman, Lionel Jolivot, Evan Lederman, and Glenn M. Shor. None of Messrs. Brooks, Harman, Mintz, Shor, Jolivot or Lederman individually directs the voting or disposition of the ordinary shares held or controlled by entities affiliated with J.F. Lehman & Company, LLC ("JFLCo"), including Alloy Holdings, Credit Opps II LP and/or TPCI. Each of Messrs. Brooks, Harman, Mintz, Shor, Jolivot and Lederman and the funds affiliated with JFLCo disclaims beneficial ownership, as determined under Rule 13d-3, of any of the ordinary shares except to the extent of their respective pecuniary interests. Mr. Harman is the Managing Partner at JFLCo and serves on the board of directors of the Issuer.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any of the securities reported herein. Each of the Reporting Persons disclaims beneficial ownership of the securities covered by this Schedule 13G for any purposes other than for purposes of Section 13(d) of the Exchange Act. Pursuant to Rule 13d-1(k)(1) under the Exchange Act, a joint filing agreement among the Reporting Persons is attached as Exhibit 1 to this Schedule 13G and incorporated herein by reference.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 55 Hudson Yards, 23rd Floor, New York, New York 10001.
Citizenship: See responses to Item 4 of the Cover Page for each Reporting Person, which is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Cover Page Item 9 for each Reporting Person and Item 2(a), incorporated herein by reference.
Percent of class: See Cover Page Item 11 for each Reporting Person and Item 2(a), incorporated herein by reference.
Sole power to vote or to direct the vote: See Cover Page Item 5 for each Reporting Person and Item 2(a), incorporated herein by reference.
Shared power to vote or to direct the vote: See Cover Page Item 6 for each Reporting Person and Item 2(a), incorporated herein by reference.
Sole power to dispose or to direct the disposition: See Cover Page Item 7 for each Reporting Person and Item 2(a), incorporated herein by reference.
Shared power to dispose or to direct the disposition: See Cover Page Item 8 for each Reporting Person and Item 2(a), incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances, partners, members or other interest holders of a Reporting Person or another person named above in Item 4, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, ordinary shares of the Issuer beneficially owned by such Reporting Person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2(a) above for members of the group.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- JFL GP Investors VI, LLC: /s/ C. Alexander Harman, C. Alexander Harman / Managing Partner (08/13/2026)
- JFL Equity Investors VI, L.P.: /s/ C. Alexander Harman, C. Alexander Harman / Managing Partner (08/13/2026)
- JFL Parallel Fund VI, L.P.: /s/ C. Alexander Harman, C. Alexander Harman / Managing Partner (08/13/2026)
- JFL Executive Investors VI, L.P.: /s/ C. Alexander Harman, C. Alexander Harman / Managing Partner (08/13/2026)
- JFL Fund VI Alloy Holdings, LLC: /s/ C. Alexander Harman, C. Alexander Harman / Managing Partner (08/13/2026)
- JFL Credit GP Investors I, LLC: /s/ C. Alexander Harman, C. Alexander Harman / Managing Partner (08/13/2026)
- JFL Credit Opportunities Fund I, L.P.: /s/ C. Alexander Harman, C. Alexander Harman / Managing Partner (08/13/2026)
- JFL Credit Opportunities Fund GP Rollover, L.P.: /s/ C. Alexander Harman, C. Alexander Harman / Managing Partner (08/13/2026)
- JFL Fund VI Credit Opps Holdings, LLC: /s/ C. Alexander Harman, C. Alexander Harman / Managing Partner (08/13/2026)
- JFL Fund VI Credit Opps Cayman Holdings, LLC: /s/ C. Alexander Harman, C. Alexander Harman / Managing Partner (08/13/2026)
- Tamarac Holdings, LLC: /s/ C. Alexander Harman, C. Alexander Harman / Managing Partner (08/13/2026)
- TPCI LLC: /s/ C. Alexander Harman, C. Alexander Harman / Managing Partner (08/13/2026)
- JFL Credit GP Investors II, LLC: /s/ C. Alexander Harman, C. Alexander Harman / Managing Partner (08/13/2026)
- JFL Credit Opportunities Fund II, L.P.: /s/ C. Alexander Harman, C. Alexander Harman / Managing Partner (08/13/2026)